SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI SUBSIDIARY EASYPARK’S CONTRACT FOR NATIONWIDE PARKING SYSTEM EXTENDED FOR FIVE MORE YEARS

National In-Vehicle Parking Meter System Expected to Reach A Quarter Million Subscribers by the End of the Third Quarter

Fort Lee, NJ – August 3, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security and payments, today announced that The Union of Local Authorities in Israel has extended its contract for the successful EasyPark program for an additional five years. EasyPark is expected to reach 250,000 subscribers by the end of the third quarter, and is currently in use in 26 cities across the country.

The EasyPark program offers a constant stream of revenues, from both product sales as well as transaction fees. It has seen considerable growth in both areas:
—	Transaction fees for the first six months of 2005 increased by more than 50% compared to the same period last year.
—	Approximately 7,000 new EasyPark subscribers are now joining the program monthly, an increase of 40% compared to last year. In the first six months of 2005, 41,000 new EasyPark devices were sold, a more than 35% increase compare to the same period last year.

The EasyPark subscriber simply parks his car, turns on the contactless in-vehicle parking meter device displayed in the car window; and when he returns, turns the device off. This eliminates the need for parking meters, and creates a uniquely convenient user experience. The EasyPark system is used for both on-street parking payments and for parking lots, where the device is presented at the gate when entering or exiting the lot. EasyPark is sold in post offices across Israel, with loading stations available in post offices and gas stations.

With EasyPark, OTI implements its business model of generating revenues from product sales as well as transaction fees and customer support. In the first stage of deployment, most revenues are generated from setting up the infrastructure. Once a critical mass of infrastructure is in place, early adopters begin using the product routinely. Currently, EasyPark has reached a level where there is a sufficient user base to provide a constant stream of revenues. This business model of generating on-going licensing and transaction fees has also been successfully implemented by OTI in its petroleum payment product and some SmartID programs.

Oded Bashan, President and CEO of OTI, commented, “We are satisfied with The Union of Local Authorities’ decision to extend EasyPark’s contract and with the steadily growing number of people using the system. This project exemplifies OTI’s business model. Receiving transaction fees together with product sales ensures the continuing growth of the EasyPark project.”

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About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard [Frankfurt]: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com

OTI Contact:	Media Relations:	IR Contacts:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication	5W Public Relations	PMH Group
201-944-5200 ext.111	212-999-5585	212-496-7238
Galit@otiglobal.com	ahandelsman@5wpr.com	pmhgroupinc@aol.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 3rd, 2005